EXHIBIT 1

Status of Repurchase of Own Shares of Internet Initiative Japan Inc.

Repurchase of Own Shares Pursuant to the Provisions of Article 165, Paragraph 2 of the Corporation Law of Japan

TOKYO, Jan. 7, 2009 (GLOBE NEWSWIRE) -- Internet Initiative Japan Inc. ("IIJ") (Nasdaq:IIJI) (TSE1:3774) announced today the status of the ongoing repurchase of its own shares as authorized at the meeting of IIJ's Board of Directors held on October 28, 2008.

Status of share repurchase from December 1, 2008 through December 31, 2008:

 1. Period of repurchase:           December 1, 2008 through
                                    December 31, 2008
                                    (Trade Date Base)
 2. Number of shares repurchased:   1,408 shares (*)
 3. Aggregate repurchase amount:    JPY 148,479,855 (*)
 4. Method of repurchase:           Open market purchases at the
                                    Tokyo Stock Exchange and U.S.
                                    NASDAQ Stock Market

 (*) Of the 1,408 shares repurchased, 486 shares were repurchased through the U.S. NASDAQ Stock Market as IIJ's American
     Depository Shares ("ADSs") and the aggregated repurchase amount was JPY 51,836,155. (The conversion of ADSs to IIJ's common stock below the decimal point and the aggregate repurchase price below JPY 1 was rounded off.)

Reference

 1. Resolution at the meeting of Board of Directors held on
    October 28, 2008:

    (1) Type of shares to be repurchased:          Common stock of IIJ

    (2) Total number of shares to be repurchased:  Up to 4,000 shares
                                                   (Equivalent to
                                                   1.94% of the common
                                                   shares outstanding)

    (3) Total amount to be repurchased:            Up to
                                                   JPY 400,000,000

    (4) Repurchasing period:                       From November 14,
                                                   2008 to January 30,
                                                   2009

 (*) The shares to be repurchased within the limitation provided by law may include ADSs. The ADSs are quoted on the U.S. NASDAQ
     Stock Market and the current ADS/share ratio is 400 ADSs per 1 share of IIJ's common stock and can be transferred through our depository.

 2. Cumulative share repurchase activity since the meeting of the
    IIJ's Board of Directors held on October 28, 2008:

    (1) Aggregated number of shares repurchased:   2,745 shares

    (2) Aggregate repurchase amount:               JPY 294,365,103

 (*) Of the 2,745 shares repurchased, 900 shares were repurchased through the U.S. NASDAQ Stock Market as IIJ's American
     Depository Shares ("ADSs") and the aggregated repurchase amount was JPY 96,408,603. (The conversion of ADSs to IIJ's common stock below the decimal point and the aggregate repurchase price below JPY 1 was rounded off.)

This press release is published in order to publicly announce the status of the ongoing repurchase of IIJ's own shares pursuant to the authorization at the meeting of IIJ's Board of Directors held on October 28, 2008 and is not prepared for the purpose of soliciting investment or any similar act inside or outside of Japan.

About IIJ

Founded in 1992, IIJ is one of Japan's leading Internet-access and comprehensive network solutions providers. IIJ and its group of companies provide total network solutions that mainly cater to high-end corporate customers. IIJ's services include high-quality systems integration and security services, Internet access, hosting/housing, and content design. Moreover, IIJ has built one of the largest Internet backbone networks in Japan, and between Japan and the United States. IIJ was listed on NASDAQ in 1999 and on the First Section of the Tokyo Stock Exchange in 2006.

The Internet Initiative Japan Inc. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=4613

The statements within this release contain forward-looking statements about our future plans that involve risk and uncertainty. These statements may differ materially from actual future events or results. Readers are referred to the documents furnished by IIJ with the Securities and Exchange Commission, specifically the most recent reports on Forms 20-F and 6-K, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements.

CONTACT:  IIJ Investor Relations Office
          Yuko Kazama (Ms.)
          +81-3-5259-6500
          ir@iij.ad.jp
          http://www.iij.ad.jp/